UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐  Form 40-F

On Monday, April 27, 2026 at 10:00 a.m. (Toronto time), Akanda Corp. (the “Company”) convened its previously announced special meeting (the “Meeting”) of the holders of common shares of the Company. At the Meeting, a quorum was not present, and, accordingly, the Meeting was adjourned to May 25, 2026. The Meeting will be reconvened on Monday, May 25, 2026 at 10:00 a.m. (Toronto time) at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5.

In connection with the adjournment, the Company issued the attached press release announcing the adjournment of the Meeting.

Exhibit Number	Description
99.1	Akanda Adjourns Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: April 29, 2026	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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